

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

November 9, 2010

<u>Via Facsimile and U.S. Mail</u>

Christopher M. Forrester, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304

> Re: **Qiao Xing Mobile Communication Co., Ltd.**
> **Schedule 13E-3 filed October 22, 2010**
> **File No. 5-82923**

Dear Mr. Forrester:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. Please provide us with your analysis of the availability of the exemption from registration under Section 3(a)(10) of the Securities Act for the issuance of Xing common stock and cash. Please see the Division of Corporation Finance's Staff Legal Bulletin 3A (June 18, 2008) for guidance. We may have further comment.

2. Please advise us as to what consideration was given to whether Mr. Rui Lin Wu, Mr. Zhi Yang Wu, and the issuer are affiliates engaged in the going private transaction and, accordingly, should be included as filing persons on the Schedule 13E-3. We note the overlapping management positions and significant equity ownership which will continue after the going private transaction. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. For

help in making this determination, please review Interpretive Response 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations. Please advise us by supplementally addressing the factors described in the Interpretive Response, including the continued and significant equity participation, continued management roles, and any involvement in discussions with the issuer concerning the going private transaction.

3. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Form of Scheme Document

4. Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise. For example, please relocate the "Special Note Regarding Forward-Looking Statements," "Note Regarding Information about QXM" and "Parties to the Scheme" sections.

Summary Term Sheet, page 3

5. Please revise to include the fairness determination by each filing person and a discussion of the benefits and detriments of the Scheme in the summary.

6. Please state whether officers and directors of the issuer will receive any benefits, including cash payments or the accelerated vesting of securities in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

Scheme Consideration, page 4

7. Please revise to quantify the total number of shares of Xing and the total amount of cash being offered in the Scheme. Please also revise to disclose the ownership percentage of QXM's unaffiliated shareholders before the Scheme and their ownership percentage in Xing after the Scheme.

Treatment of Options, page 4

8. Please disclose the aggregate number of options and warrants that Xing will assume.

Treatment of Notes, page 4

9. Please revise to disclose the number of shares of Xing that would be issuable on conversion of the notes.

Court Meeting; Persons Entitled to Vote; Vote Required; and Quorum, page 5

10. We note that the affirmative vote of a majority in number representing not less than 75% in value of the QXM ordinary shares held by the Minority Shareholders is required to approve the Scheme. Please revise to clarify how you will calculate the vote of "75% in value."

Voting by Proxy, page 5

11. Please file a form of proxy with your next amendment.

Conditions to the Scheme, page 6

12. Please revise to specify the regulatory approvals that are conditions to the Scheme.

Questions and Answers About the Scheme…, page 8

Q: Is there a financial advisor advising Xing or the Special Committee, page 9

13. Please revise to include all the information required by Item 1015 of Regulation M-A with respect to the Houlihan Lokey opinion.

Special Factors Regarding the Scheme, page 15

14. Please revise to discuss any alternative means considered by the subject company or the filing persons to accomplish the stated purposes and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

15. Please revise to discuss the reasons for undertaking the Scheme at this particular time, as opposed to another time, in the issuer's operating history. Refer to Item 1013(c) of Regulation M-A.

Background of the Scheme, page 15

16. Please revise to describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any counsel, advisors, and the members of management who were present at each meeting. Please also revise so that it is clear how the consideration amount of $0.80 in cash plus 1.9 shares of Xing for each share of QXM was determined.

Fairness of the Transaction to QXM Minority Shareholders, page 17

17. We note that Xing believes that the Scheme is fair to the Minority Shareholders of QXM, which you define as those QXM stockholders "other than Xing" and which includes other affiliates, such as officers and directors. Please revise throughout the document to consistently state whether the going private transaction is substantively and procedurally fair to the *unaffiliated* shareholders of QXM. Refer to Item 1014(a) of Regulation M-A, which requires a fairness determination targeted towards unaffiliated shareholders.

Efficient Execution and Closing, page 18

18. Please revise to further describe how the Scheme "has been structured to be effected as efficiently and expeditiously as possible."

Procedural Safeguards Protect Minority Interest, page 19

19. We note that Xing did not consider liquidation value because it considered QXM to be a viable going concern. Please address whether Xing considered going concern value. Refer to Instruction 2(iv) to Item 1014 of Regulation M-A.

Effects of the Scheme, page 24

20. Please revise to describe the effects of the Scheme on the subject company, its affiliates, and unaffiliated security holders, including any benefits and detriments. Refer to Item 1013(d) and Instruction 2 to Item 1013 of Regulation M-A.

21. Please disclose the effect of the Scheme on each affiliate's interest in the net book value and net earnings in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Transactions with affiliates, page 51

22. Please revise to describe in this section any agreements or arrangements and any conflicts of interest in connection with the Scheme. Refer to Item 1005(d) of

Regulation M-A. For each agreement or arrangement already disclosed, please revise to ensure that the nature of the affiliation is clearly described.

Incorporation by Reference, page 57

23. In view of your decision to incorporate financial information by reference under Item 13 of Schedule 13E-3, complete summarized financial information of QXM is required under Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise to include QXM's summarized financial information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions